Exhibit 1

6120 S. Yale Avenue • Suite 805 • Tulsa • OK • 74136-4217

Phone 918-481-1119 • Fax 918-481-5896

Strictly Private & Confidential

July 10, 2014

Conflicts Committee of the Board of Directors

TransMontaigne GP L.L.C.
1670 Broadway, Suite 3100
Denver, CO 80202

Dear Sirs:

As you are aware, NGL is pleased to have completed the acquisition of TransMontaigne Inc. We believe the logical next step is to combine NGL and TLP in a transaction that expands our commercial opportunities, simplifies the organizational structure and captures operational synergies, all of which enhance the growth profile of both partnerships’ unitholders.

Accordingly, on behalf of NGL Energy Partners LP (“NGL”), I am pleased to submit a proposal to acquire all of TransMontaigne Partners L.P. (“TLP”) outstanding publicly-held units through a unit-for-unit exchange.  Subject to negotiation and execution of a definitive agreement, NGL would offer one NGL common unit for each outstanding TLP common unit as part of a transaction that would be structured as a merger of TLP with a wholly-owned subsidiary of NGL (the “Transaction”).

We believe the proposed Transaction provides substantial value and strategic merits to the unitholders of TLP with minimal execution risk, including, among other things:

•                  Enhanced distribution growth to TLP common unitholders in the near and long-term.

•                  Opportunity to participate in the margin based business captured by the former owner of TLP’s general partner.

•                  Access to substantial capital to fund growth projects and share in NGL’s current projects.

•                  Immediate benefit from NGL’s scale and diversified business platform that includes water solutions, crude oil, and natural gas liquids.

•                  Increased liquidity and public float of the pro forma MLP.

•                  Greater common unit coverage, which provides for more visible distribution growth and safety of the current distribution.

Our representatives on the TransMontaigne GP L.L.C. Board will support delegating the authority to evaluate this proposal to the TransMontaigne Conflicts Committee in consultation with its own independent legal counsel and financial advisor.

To that end, we stand ready to facilitate the Conflicts Committee’s due diligence investigation of NGL after execution of a mutually agreeable confidentiality agreement.

This proposal has been approved by NGL’s senior management and reviewed with our Board of Directors. Any definitive agreements will be subject to approval by our Board of Directors and conditioned upon customary closing conditions for transactions of this type.

This letter is not intended to create any binding obligations for TLP or for NGL and any potential transaction will be subject to the execution of definitive documentation and requisite TLP unitholder approval. We do not envision the Transaction being subject to NGL unitholder approval.

If you have any questions regarding this proposal, please do not hesitate to contact me, Michael Krimbill, at 918.477.0541 or michael.krimbill@nglep.com.

NGL expects to engage UBS Investment Bank as financial advisor and Winston & Strawn LLP as legal counsel in connection with the Transaction.

We would like to reiterate our enthusiasm for working together with the TransMontaigne team following our recent acquisition of General Partner and certain Limited Partner interests (the “Interests”). While we feel strongly about the benefits of the Transaction to each of NGL’s and TLP’s unitholder bases, we are committed to keeping the Interests should we not be able to reach an agreement on the Transaction at this time.

We look forward to your favorable response to this letter and to working with you to complete the Transaction promptly.

Sincerely,

/s/ H. Michael Krimbill
H. Michael Krimbill
Chief Executive Officer and Director
NGL Energy Partners LP